Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations through the eyes of our management. We recommend that you read this in conjunction with our consolidated financial statements for the period ended June 30, 2009. We also recommend that you read our amended management’s discussion and analysis and amended consolidated financial statements for the three months ended March 31, 2009, which reflect the initial presentation of our results and financial position under International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), as well as our consolidated financial statements for the year ended December 31, 2008, which were prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP), and our management’s discussion and analysis for the year ended December 31, 2008. References in this discussion to “$” and “US$” are to U.S. dollars, references to “C$” are to Canadian dollars and references to “£” are to British pounds sterling. References to our “2008 annual report” are to Thomson Reuters Corporation’s annual information form and annual report on Form 40-F for the year ended December 31, 2008, which information was also included in Thomson Reuters PLC annual report on Form 20-F for the year ended December 31, 2008. Unless otherwise indicated or the context otherwise requires, references in this discussion to “we,” “our,” “us” and “Thomson Reuters” are to Thomson Reuters Corporation, Thomson Reuters PLC and their respective subsidiaries which operated as a unified group under a dual listed company (DLC) structure for the periods covered by this report. References to “Reuters” are to Reuters Group PLC, which we acquired on April 17, 2008. In order to provide comparable information to our 2009 results, we have included 2008 pro forma financial information in the section entitled “Results of Operations”. This management's discussion and analysis also contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. Some of these factors include those identified in the section entitled “Cautionary Note Concerning Factors That May Affect Future Results”. This management’s discussion and analysis is dated as of August 7, 2009.

OVERVIEW

Our Business and Strategy

Who we are and what we do – We are the leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision-makers. Through more than 50,000 people in over 100 countries, we deliver this must-have insight to the financial, legal, tax and accounting, healthcare and science and media markets, powered by the world’s most trusted news organization.

April 17, 2009 marked the one-year anniversary of our acquisition of Reuters for approximately $16 billion. As a result of this transaction, we are a much larger and more global company.

How we make money – We serve a wide variety of customers with a single, tested business model. We derive the majority of our revenues from selling electronic content and services to professionals, primarily on a subscription basis. Over the years, this has proven to be capital efficient and cash flow generative, and it has enabled us to maintain leading and scalable positions in our chosen markets. Within each of the markets we serve, we bring in-depth understanding of our customers’ needs, flexible technology platforms, proprietary content and scale. We believe our ability to embed our solutions into customers’ workflows is a significant competitive advantage as it leads to strong customer retention.

Our operational structure — We are organized in two divisions:

●	Markets, which consists of our financial and media businesses; and

●	Professional, which consists of our legal, tax and accounting, and healthcare and science businesses.

In the first quarter of 2009, we reorganized certain parts of our Professional division to reflect the global nature of our business, focus on key growth opportunities and increase efficiency.

●
We created an intellectual property (IP) business, which became part of the Legal segment, by combining all of our Professional division-wide assets and capabilities related to patents, trademarks and standards.

●	We created a new strategic business unit, Healthcare & Science, which manages the previously separate Healthcare and Scientific segments.

●
We reorganized the Legal and Tax & Accounting businesses on a global basis to facilitate the creation of more international solutions for our customers and to follow the expansion of our customers around the world.

We have restated our 2008 segment results to be comparable to our 2009 presentation.

We also report a Corporate and Other category that principally includes corporate expenses, certain share-based compensation costs, certain fair value adjustments and integration program costs. In 2008, this category also included transaction costs associated with the Reuters acquisition.

Our business environment – We are a global business and many of our customers have operations around the world. This is an important element of our growth strategy. We operate in over 100 countries and, accordingly, we need to ensure our offerings reflect the global economy, our brand has international appeal, and our global footprint allows us to capitalize on new opportunities such as the growth of professional workers in emerging economies and the expansion of our existing customers into new geographic areas.

As a global organization, we are affected by economic and market dynamics, governmental regulations and business conditions of each market and country in which we operate. The global economic environment continues to be fragile and remains challenging to our business. However, there are indications of economic stabilization as government interventions around the world helped to curtail the economic decline that began last September. Bank collapses and emergency mergers lessened and large law firm layoffs decreased significantly from levels in the first quarter of 2009.

Despite the weak global economy and its impact on our customers, our revenues continued to grow organically in the second quarter of 2009. The recurring revenues from our core products and services increased, while revenues from ancillary, transaction-based and outright offerings declined. We believe that the resilient performance of our recurring offerings and our diverse product portfolio and geographic presence will enable us to achieve our 2009 outlook, which is discussed in the “Outlook” section of this management’s discussion and analysis.

In the second quarter of 2009, the U.S. dollar strengthened against other major currencies, such as the British pound and Euro, compared to the second quarter of 2008. This strengthening negatively impacted the amount of revenues we reported in U.S. dollars, but had a positive effect on operating profit margins.

Our 2009 priorities – Despite the challenging business environment, we continue to focus on our priorities for 2009 which are to:

●	Integrate Thomson and Reuters businesses to drive long-term growth and capture synergies;

●	Capitalize on a global brand and presence to drive international growth; and

●	Achieve scale economics and make the whole of Thomson Reuters greater than the sum of its parts.

Our corporate structure – We currently operate under a DLC structure, with shareholders in two publicly listed entities, Thomson Reuters Corporation, an Ontario, Canada corporation and Thomson Reuters PLC, a public limited company registered in England and Wales. The DLC structure was created as a means for Reuters shareholders to stay invested in our shares and participate in our growth as well as a way to attract and retain new U.K. investors. When we created the DLC structure, we believed these advantages outweighed the division of our trading liquidity into two principal pools and maintaining a more complicated capital structure.

However, since the DLC was announced, U.K. shareholder ownership has declined and now only represents approximately 5% of our total outstanding shares. Given these changes to our shareholder base, in June 2009 we announced a plan to unify the DLC. We believe unification is in the best interests of shareholders, as it will consolidate and improve the trading of our shares in a single deep, global pool of liquidity and simplify our capital structure. Unification will also reduce costs and complexity across our company.

On August 7, 2009, our shareholders approved the unification proposal. Unification also requires U.K. court approval, which we intend to seek on August 25, 2009. We expect unification to close on or about September 10, 2009 and the last day of trading of Thomson Reuters PLC ordinary shares and American Depositary Shares (ADSs) on the London Stock Exchange and Nasdaq, respectively, would be September 9, 2009. See the “Subsequent Events” section of this management’s discussion and analysis for additional information.

Under the unification proposal, we will exchange each outstanding Thomson Reuters PLC ordinary share for one Thomson Reuters Corporation common share. Each outstanding Thomson Reuters PLC ADS will be exchanged for six Thomson Reuters Corporation common shares. Current holders of Thomson Reuters Corporation common shares will continue to hold their existing shares. Following unification, our shares will remain listed on the Toronto and New York stock exchanges. Thomson Reuters PLC (to be renamed Thomson Reuters UK Limited following unification) will become a wholly-owned subsidiary of Thomson Reuters Corporation. Unification is a change to our corporate structure that will have no impact on our global businesses, operations, strategy, financial position or employees.

As of August 7, 2009, The Woodbridge Company Limited and other companies affiliated with it (Woodbridge) had a voting interest in Thomson Reuters of approximately 55% based on the aggregate issued share capital of Thomson Reuters Corporation and Thomson Reuters PLC. The former holders of Thomson Reuters PLC ordinary shares and existing holders of Thomson Reuters Corporation common shares, including our controlling shareholder, Woodbridge, will continue to have the same ownership interest in Thomson Reuters after the unification as they currently do under the DLC structure. See the section entitled “Related Party Transactions” for additional information about our recent transactions with Woodbridge.

Our financial statements — Our primary financial statements are the consolidated financial statements of Thomson Reuters Corporation. These statements account for Thomson Reuters PLC as a subsidiary and have been prepared in accordance with IFRS. We recently adopted IFRS commencing with our amended interim financial statements for the three months ended March 31, 2009 that were filed on July 23, 2009. Previously, our financial statements were prepared in accordance with Canadian GAAP.

Results for Reuters are included in our consolidated financial statements beginning April 17, 2008. For informational purposes, we have also included Thomson Reuters results for 2008 on a pro forma basis in this management’s discussion and analysis, which present the hypothetical performance of our business as if Thomson had acquired Reuters on January 1, 2007. See the sections of this management’s discussion and analysis entitled “Acquisition of Reuters” and “Results of Operations” for more information.

As required by our DLC structure, we also prepare standalone Thomson Reuters PLC consolidated financial statements. If unification occurs, we will no longer prepare these financial statements.

Seasonality

Prior to the acquisition of Reuters, our revenues and operating profits from continuing operations were proportionately the smallest in the first quarter and the largest in the fourth quarter, as certain product releases were concentrated at the end of the year, particularly in the regulatory and healthcare markets. Costs were incurred more evenly throughout the year. Our operating margins historically increased as the year progressed. For these reasons, performance was not comparable quarter to consecutive quarter and was best considered on the basis of results for the whole year or by comparing results in a quarter with the results in the same quarter for the previous year. As Reuters revenues and profits have not historically fluctuated as significantly throughout the year, the seasonality of our revenues and operating profits is now less pronounced. However, performance remains not comparable quarter to consecutive quarter and is best considered on the basis of results for the whole year or by comparing results in a quarter with the results in the same quarter for the previous year.

Acquisition of Reuters

On April 17, 2008, we acquired Reuters for approximately $16 billion. We combined the operations of Reuters with the former Thomson Financial segment to create a global leader in electronic information services, trading systems and news.

The components of the purchase consideration were as follows:

(millions of U.S. dollars)
Cash (paid on May 1, 2008)	8,450
Thomson Reuters PLC ordinary shares (194,107,278 issued on April 17, 2008)	7,266
Reuters Group PLC options	176
Transaction costs	138
Total purchase consideration	16,030

For additional details on the acquisition of Reuters, see note 6 to our financial statements for the six months ended June 30, 2009.

Integration Program

Given the accelerated progress we continue to make in our integration program, we now expect to achieve run-rate savings of at least $1 billion by year-end 2009, up from our previous estimate of $975 million. We have achieved $925 million of run-rate savings (against a total program target of $1.4 billion by 2011) as of June 30, 2009.

The savings we have achieved thus far are primarily associated with reductions in headcount. The remaining savings expected to be achieved by the program are focused on technology and product rationalization. In 2009, we have been focused on this next phase of the Reuters acquisition integration, which includes:

●	Retiring legacy products and systems;

●	Consolidating data centers;

●	Rolling out new strategic products; and

●	Capturing revenue synergies.

Since these projects are longer in term, we expect increases in the program’s run rate savings to be slower than what has been achieved thus far.

The table below summarizes the run-rate savings we have achieved and the minimum savings targets (including legacy efficiency programs) we expect to achieve by the end of 2009. Additionally, we set forth the savings targets we expect by program completion in 2011 and the actual and projected costs to achieve these savings.
	Six months ended June 30,		Year ended December 31,
(millions of U.S. dollars)	2008 Actual	2009 Actual	2008 Actual		2009 Target	Total Program Target (by 2011)
Run-Rate Savings	490	925	750		1,000	1,420
One-time Costs	214	195	468	*	500	1,300	*

* 2008 and total program costs exclude $68 million of transaction-related expenses.

Costs associated with these efforts primarily include severance and consulting expenses as well as costs associated with certain technology initiatives and branding. Because these are corporate initiatives, integration program expenses are reported within the Corporate and Other.

Use of Non-IFRS and Pro Forma Financial Measures

In addition to our results reported in accordance with IFRS, we use certain non-IFRS financial measures as supplemental indicators of our operating performance and financial position and for internal planning purposes. We have historically reported on non-IFRS financial results as we believe their use provides more insight into our performance.

As the Reuters acquisition closed on April 17, 2008, our 2009 results include the impact of the acquisition for the entire period, whereas 2008 only includes results from the closing date. Due to the significant impact of the Reuters acquisition on our results, we also include 2008 results on a pro forma basis to reflect the acquisition from the beginning of the period. This provides a more meaningful comparison of our performance in 2009 to 2008. Pro forma results do not reflect the actual results of our business.

The following is a description of our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance, including our ability to generate cash flow.

●
Revenues and operating profit from ongoing businesses. We believe our revenues and operating profit are best measured based on our ability to grow our ongoing businesses over the long term. Accordingly, we evaluate our revenue and operating profit excluding results from disposals, which are defined as businesses sold or held for sale that do not qualify for discontinued operations classification.

●
Underlying operating profit and underlying operating profit margin. We adjust our operating profit to exclude amortization of other intangible assets, impairment charges, fair value adjustments, integration program costs, other operating gains and losses and the results of disposals. We refer to this measure as underlying operating profit. Our underlying operating profit margin is underlying operating profit expressed as a percentage of revenues from ongoing businesses. We use these measures to assist in comparisons from one period to another as they provide a useful basis to evaluate operating profitability and performance trends by removing the impact of items which distort the performance of our operations. See the reconciliation of underlying operating profit to the most directly comparable IFRS measure in the “Results of Operations” section of this management’s discussion and analysis.

●
Adjusted earnings and adjusted earnings per share from continuing operations. We measure our earnings attributable to common and ordinary shareholders and per share before the pre-tax impacts of amortization of other intangible assets. We further adjust these measures for the post-tax impacts of fair value adjustments, other operating gains and losses, impairment charges, the results of disposals, other finance costs, our share of post-tax earnings in equity method investees and discontinued operations. We also deduct dividends declared on preference shares. We refer to these amounts as adjusted earnings from continuing operations and adjusted earnings per share from continuing operations. We use these measures to assist in comparisons from one period to another. Adjusted earnings per share from continuing operations is calculated using diluted weighted average shares and does not represent actual earnings per share attributable to shareholders.

In interim periods, we adjust our reported earnings and earnings per share to reflect a normalized effective tax rate. Specifically, the normalized effective rate is computed as the estimated full-year effective tax rate applied to the consolidated pre-tax income of the interim period. The reported effective tax rate is based on separate annual effective income tax rates for each taxing jurisdiction that are applied to each interim period’s pre-tax income. Because the seasonality of certain of our businesses affects our geographical mix of profits in interim periods and therefore distorts the reported effective tax rate, we believe that using the expected full-year effective tax rate provides a more meaningful comparison among interim periods. The adjustment to normalize the effective tax rate reallocates estimated full-year income taxes between interim periods, but has no effect on full year tax expense or on cash taxes paid.

See the reconciliation of adjusted earnings from continuing operations to the most directly comparable IFRS measure in the “Results of Operations” section of this management’s discussion and analysis.

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Net debt. We define our net debt as our total indebtedness, including associated fair value hedging instruments (swaps) on our debt, but excluding unamortized transaction costs and premiums or discounts associated with our debt, less cash and cash equivalents. Given that we hedge some of our debt to reduce risk, we include hedging instruments as we believe it provides a better measure of the total obligation associated with our outstanding debt. However, because we intend to hold our debt and related hedges to maturity, we do not consider certain components of the associated fair value of hedges in our measurements. We reduce gross indebtedness by cash and cash equivalents on the basis that they could be used to pay down debt. See the reconciliation of this measure to the most directly comparable IFRS measure in the “Liquidity and Capital Resources” section of this management’s discussion and analysis.

●
Free cash flow. We evaluate our operating performance based on free cash flow, which we define as net cash provided by operating activities less capital expenditures, other investing activities, investing activities of discontinued operations and dividends paid on our preference shares. We use free cash flow as a performance measure because it represents cash available to repay debt, pay common and ordinary dividends and fund share repurchases and new acquisitions. See the reconciliation of this measure to the most directly comparable IFRS measure in the “Liquidity and Capital Resources” section of this management’s discussion and analysis.

Non-IFRS measures do not have any standardized meaning prescribed by IFRS and, therefore, are unlikely to be comparable with the calculation of similar measures used by other companies. You should not view these measures as alternatives to measures of financial performance calculated in accordance with IFRS.

RESULTS OF OPERATIONS

Basis of Presentation

We discuss our results from continuing operations as presented in our income statement. Our results from continuing operations include the performance of acquired businesses from the date of their purchase and exclude results from businesses classified as discontinued operations. In order to compare the performance of our ongoing businesses, we remove the results of businesses that could not be classified as discontinued operations. Therefore, our results from ongoing businesses exclude both discontinued operations and other businesses sold or held for sale. In analyzing our revenues, we measure the performance of existing businesses, the impact of acquired businesses and of foreign currency.

Consolidated Results – 2009 IFRS Basis Compared to 2008 Pro Forma Basis

The following table summarizes selected financial information:

(unaudited)	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars, except per share amounts)	2009	2008(1)	2009	2008(1)

Revenues	3,293	3,447	6,424	6,707
Operating profit	475	292	851	756
Revenues from ongoing businesses	3,282	3,413	6,409	6,646
Underlying operating profit	793	713	1,383	1,302
Underlying operating profit margin	24.2%	20.9%	21.6%	19.6%
Adjusted earnings from continuing operations	485	328	820	703
Adjusted earnings per share from continuing operations	$0.58	$0.39	$0.98	$0.84

(1)	Represents pro forma results.

We compare our 2009 results of operations to 2008 pro forma financial information because the period-to-period comparison of our IFRS results did not allow for a sufficient understanding of the underlying trends of our business due to the timing of the closing of the Reuters acquisition and certain special items. Because our 2008 pro forma results include the effects of the Reuters acquisition from the beginning of the period, we believe they provide a more meaningful basis of comparison against our 2009 performance. Our 2008 pro forma information:

●	was not audited;

●
was prepared on a basis as though the acquisition closed on January 1, 2007 and is for informational purposes only, and because of its nature, addresses a hypothetical situation and, therefore, does not represent our actual results;

●	contains adjustments based on information current as of our management’s discussion and analysis for the year ended December 31, 2008;

●
was calculated in a manner consistent with the preparation of the unaudited pro forma information included in Appendix A of our management’s discussion and analysis for the year ended December 31, 2008, except for our adoption of IFRS; and

●
was not adjusted to reflect any matters not directly attributable to the acquisition. No adjustment, therefore, was made to periods prior to the closing date (April 17, 2008) for actions which have or may be taken upon completion of the acquisition, such as any of our integration plans. See Appendix A of this management’s discussion and analysis for further discussion and the calculation of the pro forma results.

Revenues. Revenues decreased 4% in both the three-month and six-month periods ended June 30, 2009 compared to the prior year periods. The following table provides information about our revenues from ongoing businesses:

	Three months ended June 30,		Percentage change due to:
(millions of U.S. dollars)	2009	2008(1)	Existing businesses	Acquired businesses	Foreign currency		Total
Revenues from ongoing businesses	3,282	3,413	1%	1%	(6%	)	(4%	)
Revenues from disposals	11	34	n/m	n/m	n/m		n/m
Revenues	3,293	3,447	n/m	n/m	n/m		(4%	)

	Six months ended June 30,		Percentage change due to:
(millions of U.S. dollars)	2009	2008	Existing businesses	Acquired businesses	Foreign currency		Total
Revenues from ongoing businesses	6,409	6,646	1%	1%	(6%	)	(4%	)
Revenues from disposals	15	61	n/m	n/m	n/m		n/m
Revenues	6,424	6,707	n/m	n/m	n/m		(4%	)

(1)	Represents pro forma results.

n/m = not meaningful.

Revenues from ongoing businesses decreased 4% in both the three and six months ended June 30, 2009. Excluding the effects of foreign currency, these revenues increased 2% in the respective periods. In general, the trends within our businesses from the first quarter of 2009 continued through the second quarter. Recurring revenues from our core products increased and were partly offset by decreased print, ancillary and transaction-related revenues that have been more sensitive to the economic environment. Revenues from acquired businesses were primarily from our December 31, 2008 acquisition of Paisley, a provider of governance, risk and compliance solutions in our Tax & Accounting segment, as well as other tactical acquisitions.

Operating profit. The following table provides information about our operating profit, including a reconciliation to underlying operating profit:

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2009	2008(1)	2009	2008(1)
Operating profit	475	292	851	756
Adjustments:
Amortization of other intangible assets	124	131	243	260
Disposals	-	(4)	6	(1)
Impairment of assets held for sale	-	89	-	89
Fair value adjustments	87	4	88	(16)
Integration program costs	107	201	195	214
Underlying operating profit	793	713	1,383	1,302
Underlying operating profit margin	24.2%	20.9%	21.6%	19.6%

(1)	Represents pro forma results.

For the three months ended June 30, 2009, operating profit increased $183 million, or 63%, compared to the prior year period. For the six months ended June 30, 2009, operating profit increased $95 million, or 13%, compared to the prior year period. Comparability was affected by an impairment charge in the prior year, spending on integration program costs and fair value adjustments. Operating profit in 2008 included impairment charges of $89 million related to our Dialog business, which was sold in July 2008. Integration program costs varied in each period due to the timing of spending. Fair value adjustments were associated with foreign currency embedded derivatives, and reflected foreign currency exchange rates of the respective periods.

For the three months ended June 30, 2009, underlying operating profit increased $80 million, or 11%, compared to the prior year period and the corresponding profit margin increased 330 basis points to 24.2%. For the six months ended June 30, 2009, underlying operating profit increased $81 million, or 6%, compared to the prior year period and the corresponding profit margin increased 200 basis points to 21.6%. These increases were principally due to lower expense as a result of integration-related savings and cost control efforts across our businesses, as well as a favorable impact from foreign currency. Foreign currency was attributable to approximately one-third of to the improvement in our underlying operating profit margin for the three-month period and approximately half for the six-month period.

Adjusted earnings and adjusted earnings per share from continuing operations. The table below presents our adjusted earnings calculation for the three months and six months ended June 30, 2009 compared to our pro forma adjusted earnings for the comparable periods in 2008.

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars, except per share amounts)	2009	2008	2009	2008
Earnings attributable to common and ordinary shareholders	315		505
Adjustments:
Disposals	-		6
Fair value adjustments	87		88
Other finance costs	34		57
Share of post-tax earnings in equity method investees	-		(1)
Tax on above	(31)		(36)
Interim period effective tax rate normalization(1)	(42)		(35)
Amortization of other intangible assets	124		243
Discontinued operations	(2)		(6)
Dividends declared on preference shares	-		(1)
Adjusted earnings from continuing operations	485	328(2)	820	703(2)
Adjusted earnings per share from continuing operations	$0.58	$0.39(2)	$0.98	$0.84(2)

(1)	The normalized effective rate is computed as the estimated full-year effective tax rate applied to the consolidated pre-tax income of the interim period.

(2)
Represents pro forma results. In 2008, we calculated our pro forma adjusted earnings by deducting from pro forma underlying operating profit certain normally recurring items appearing below operating profit on the income statement. Additionally, we deducted costs associated with our integration program as well as earnings attributable to non-controlling interests and dividends declared on preference shares. The calculation of pro forma adjusted earnings and adjusted earnings per share for the three months and six months ended June 30, 2008 is included in Appendix A of this management’s discussion and analysis.

Our adjusted earnings and adjusted earnings per share from continuing operations increased compared to the prior year period principally due to higher underlying operating profit and lower integration related costs. A lower effective tax rate also contributed to the increase in adjusted earnings.

Consolidated Results – IFRS Basis

The following table summarizes selected financial results for the periods indicated:

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars, except per share amounts)	2009	2008	2009	2008
Revenues	3,293	3,133	6,424	4,973
Operating profit	475	254	851	482
Earnings from continuing operations	323	160	512	353
Net earnings	325	154	518	349
Earnings attributable to common and ordinary shareholders	315	150	505	343
Diluted earnings per share from continuing operations	$0.38	$0.20	$0.60	$0.48
Diluted earnings per share	$0.38	$0.19	$0.60	$0.47

Revenues. Revenues increased 5% and 29% in the three months and six months ended June 30, 2009, respectively, compared to the prior year periods. For the three month period, the increase was comprised of the following:

●	1% from higher revenues of existing businesses;

●	10% from contributions of acquired businesses; and

●	(6%) from an unfavorable impact from foreign currency.

For the six month period, the increase as comprised of the following:

●	1% from higher revenues of existing businesses;

●	35% from contributions of acquired businesses; and

●	(7%) from an unfavorable impact from foreign currency.

The contributions from acquired businesses were primarily attributable to the Reuters acquisition, which was completed April 17, 2008, as well as our acquisition of Paisley, which is part of our Tax & Accounting segment. Revenue increases were also attributable to increases from existing businesses in our Professional division, particularly in our Tax & Accounting and Healthcare & Science segments.

Operating profit. Operating profit increased 87% and 77% in the three months and six months ended June 30, 2009, respectively, compared to the prior year periods due to the increase in revenues, the favorable impact of savings from integration programs and the inclusion of an impairment charge in our prior year results. Operating profit also benefited from the favorable effects of foreign currency compared to the prior year periods. The effects of higher revenues on operating profit were partially offset by integration program costs. However, the current three-month period reflects lower integration program costs, offset by unfavorable fair value adjustments. Due to the timing of the closing of the Reuters acquisition, the six-month period reflects significant increases to depreciation and amortization of computer software and amortization of other intangible assets, whereas the effects on the three-month period were more moderate compared to the prior year.

Operating expenses. Operating expenses increased 1% and 25% in the three months and six months ended June 30, 2009, respectively, compared to the prior year periods. These increases primarily reflected additional expenses associated with the acquired Reuters business partially offset by the impact of foreign currency. Staff costs, which include salaries, bonuses, commissions, benefits, payroll taxes and share-based compensation, represented the largest category of expenditures. Excluding the effects of foreign currency, staff costs decreased as a percentage of total operating expenses due to the impact of our integration programs. Staff costs decreased as a percentage of revenues as a result of the impact of our integration programs and the benefits of scale from increased revenues.

Depreciation. Depreciation expense for the three months ended June 30, 2009 approximated that of the prior year period. For the six months ended June 30, 2009, depreciation expense increased $75 million, or 45%, compared to the prior year period. These results reflected increased expense associated with the acquired Reuters assets, as well as capital expenditures from existing businesses. The effects of foreign currency offset the increased expense in the three-month period and partially offset the increased expense in the six-month period.

Amortization of computer software. Amortization of computer software for the three months ended June 30, 2009 approximated that of the comparable prior year period. For the six months ended June 30, 2009, amortization of computer software increased $65 million, or 32%, compared to the prior year period. These results reflected increased expense associated with the acquired Reuters assets, as well as capital expenditures from existing businesses. The effects of foreign currency offset the increased expense in the three-month period and partially offset the increased expense in the six-month period.

Amortization of other intangible assets. Amortization of other intangible assets increased $6 million, or 5%, and $63 million, or 35%, for the three months and six months ended June 30, 2009, respectively, compared to the prior year periods. These increases reflected amortization of the acquired Reuters assets. The effects of foreign currency partially offset these increases. Relative to our other businesses, amortization of other intangible assets approximated that of the prior year as increased expense from newly-acquired assets was offset by the completion of amortization for certain identifiable intangible assets acquired in previous years.

Impairment of assets held for sale. In conjunction with our decision to sell our Dialog business, we recognized a charge of $89 million for the impairment of its intangible assets in the three months ended June 30, 2008.

Net interest expense. Net interest expense of $104 million and $200 million for the three months and six months ended June 30, 2009, respectively, reflected higher borrowings associated with financing the Reuters acquisition as compared to the prior year periods. Net interest expense for the three months and six months ended June 30, 2008 also reflected interest income from the investment of the proceeds from the sale of our former Learning businesses in money market funds prior to using these funds towards the cash portion of the Reuters acquisition consideration on May 1, 2008.

Other finance costs. Other finance costs were $34 million and $57 million for the three months and six months ended June 30, 2009, respectively. These amounts primarily consisted of losses on freestanding derivatives and ineffectiveness on certain hedging derivative instruments and losses from changes in foreign currency exchange rates on certain intercompany funding arrangements. Accounting rules require that foreign currency gains and losses on intercompany arrangements are recognized in earnings when these arrangements are settled, or when they are not considered permanent in nature.

Other finance costs were $44 million and $72 million for the three months and six months ended June 30, 2008, respectively. These amounts primarily consisted of losses from changes in foreign currency exchange rates associated with the cash consideration for the Reuters acquisition. See the section entitled “Hedging Program for Reuters Consideration” for further discussion.

Share of post-tax earnings in equity method investees. For the three months ended June 30, 2009, our share of earnings in equity method investees was negligible. For the six months ended June 30, 2009, our share of earnings in equity method investees was $1 million. For the three months and six months ended June 30, 2008, our share of earnings in equity method investees was $1 million.

Tax expense. Tax expense for the three-month and six-month periods ended June 30, 2009 and 2008 reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. The consolidated effective tax rates in respect of continuing operations for the three months ended June 30, 2009 and 2008 were 4.2% and 0.6%, respectively, and for the six months ended June 30, 2009 and 2008 were 13.9% and 11.5%, respectively. Seasonality in our businesses can affect our geographic mix of pre-tax profits and losses in interim periods and, therefore, distort our reported tax rate. Consequently, our effective tax rate in interim periods is not necessarily indicative of our estimated effective tax rate for the full year.

In the third quarter of 2009, we expect to record tax benefits of approximately $550 million related to the release of deferred tax liabilities that will no longer be required as a result of an anticipated intercompany sale of assets. This transaction will have no cash impact. Excluding this benefit, we expect the full year effective income tax rate on our adjusted earnings to be in the range of 20% to 22% compared to 25% in the prior year.

Net earnings and earnings per share. Net earnings were $325 million in the three months ended June 30, 2009 compared to net earnings of $154 million in the prior year period. Diluted earnings per share were $0.38 in the three months ended June 30, 2009 compared to $0.19 in the prior year period. Net earnings were $518 million in the six months ended June 30, 2009 compared to net earnings of $349 million in the prior year period. Diluted earnings per share were $0.60 in the six months ended June 30, 2009 compared to $0.47 in the prior year period. Net earnings increased in both periods as higher operating profit exceeded increased interest expense and higher tax expense. Diluted earnings per share in both the three-month and six-month periods ended June 30, 2009 also reflected an increase in our number of shares outstanding, as we issued approximately 194 million shares as part of the Reuters acquisition consideration on April 17, 2008.

Segment Results

A discussion of the operating results of each segment follows. Our definition of segment operating profit as reflected below may not be comparable to that of other companies. We define segment operating profit as operating profit before (i) amortization of other intangible assets; (ii) other operating gains and losses; and (iii) asset impairment charges. We use this measure for our segments because we do not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of our segments. We also use segment operating profit margin, which we define as segment operating profit as a percentage of revenues.

As with our consolidated results, we compare the 2009 results of our Markets division to 2008 pro forma financial information because the period-to-period comparison of our IFRS results does not allow for a sufficient understanding of the underlying trends of our business due to the timing of the closing of the Reuters acquisition. Results for our Professional division were not impacted by the Reuters acquisition.

We have reclassified certain revenue streams within our Markets segment from our Media business unit to our Sales & Trading business unit as described within the “Markets division” results of operations discussion below. We have also restated our 2008 segment results to be comparable to our 2009 presentation as described within the “Professional division” results of operations discussion below.

Markets division

2009 IFRS Basis Compared to 2008 Pro Forma Basis Results

The following tables provide information about revenues and segment operating profit calculated in accordance with IFRS for 2009 results and on a pro forma basis for 2008 results:

	Three months ended June 30,		Percentage change due to:
(millions of U.S. dollars)	2009	2008(1)	Existing businesses		Acquired businesses	Foreign currency		Total
Revenues
Sales & Trading(2)	903	1,008	(1%	)	-	(9%	)	(10%	)
Investment & Advisory	590	593	-		-	(1%	)	(1%	)
Enterprise	324	338	7%		-	(11%	)	(4%	)
Media(2)	91	112	(6%	)	-	(13%	)	(19%	)
Markets division total	1,908	2,051	-		-	(7%	)	(7%	)

Segment operating profit	424	367						16%
Segment operating profit margin	22.2%	17.9%

	Six months ended June 30,		Percentage change due to:
(millions of U.S. dollars)	2009	2008(1)	Existing businesses		Acquired businesses	Foreign currency		Total
Revenues
Sales & Trading(2)	1,793	1,989	(2%	)	-	(8%	)	(10%	)
Investment & Advisory	1,161	1,189	-		-	(2%	)	(2%	)
Enterprise	628	638	8%		-	(10%	)	(2%	)
Media(2)	180	220	(7%	)	-	(11%	)	(18%	)
Markets division total	3,762	4,036	-		-	(7%	)	(7%	)

Segment operating profit	761	705						8%
Segment operating profit margin	20.2%	17.5%

(1)	Represents pro forma results.
(2)
Results for 2008 have been restated to reflect the 2009 presentation. Effective January 1, 2009, a business previously reported within Media was transferred to Sales & Trading to align these results with our current management structure.

Revenues decreased 7% in both the three months and six months ended June 30, 2009 as a result of unfavorable changes in foreign currency exchange rates. Revenues from existing businesses, which exclude the effects of foreign currency, were comparable to the prior year period as an increase in recurring revenues was offset by lower transaction-based revenues and lower outright revenues.

The increase in recurring revenues was driven by Enterprise information partially offset by lower recoveries.  Recoveries are low margin revenues that we collect and forward to a third-party provider, such as stock exchange fees.  Non-recurring transaction-based revenues decreased due to lower volumes in our foreign exchange business and Omgeo, our trade processing joint venture, partially offset by increased Tradeweb revenues. Outright revenues declined as a result of lower sales of our large software systems. In the three month period ended June 30, 2009, we also benefitted from certain one-time revenues. Geographically, revenues increased in Asia and Europe, the Middle East and Africa (EMEA) offsetting decreased revenues in the Americas.

An analysis of revenues from our existing businesses is as follows:

●
Sales & Trading revenues decreased 1% and 2% for the three months and six months ended June 30, 2009, respectively, primarily due to lower foreign exchange (F/X) transaction volumes, decreases in recoveries and declines in desktop subscriptions. These decreases were partially offset by increased revenues primarily from Commodities & Energy and Tradeweb. Tradeweb revenues increased due to higher trading volumes driven by market volatility and new asset classes.

●
Investment & Advisory revenues for both the three months and six months ended June 30, 2009 were comparable to the prior year periods. Revenues increased in Asia and EMEA and were driven by demand for advanced analytics, datafeeds and business intelligence products. However, these increases were offset by lower desktop revenues as investment managers reduced costs and headcount due to lower fee income. Demand for ThomsonONE.com among mid-size and boutique investment banks helped slow our Investment Banking business revenue decline in the second quarter of 2009. Corporate Services revenues decreased slightly in the second quarter of 2009 due to corporate cost cutting among its customers, though revenues remained higher than the prior year for the six-month period due to the geographic expansion of investor relations and business intelligence products.

●
Enterprise revenues increased 7% and 8% for the three months and six months ended June 30, 2009, respectively, compared to the prior year periods. Enterprise continues to benefit from strong customer demand for datafeeds, driven by increased regulatory and reporting requirements and the need to reduce costs through automation of front, middle and back office processes. Enterprise Information benefited from demand for reference data and our securities pricing services.

●
Media revenues decreased 6% and 7% for the three months and six months ended June 30, 2009, respectively, compared to the prior year periods primarily due to lower advertising revenues from our consumer and professional publishing businesses. Revenues from our agency business decreased modestly due to lower demand for our news and information service offerings as a result of consolidation in traditional media outlets.

The increases in segment operating profit and the related margin for the three months and six months ended June 30, 2009 were principally due to savings from integration programs and cost control efforts, as well as favorable effects from foreign currency, which more than offset the impact of lower revenues. In the three-month period, approximately one quarter of the improvement in the segment operating profit margin was attributable to foreign currency. In the six-month period, approximately one third of the improvement in the segment operating profit margin was attributable to foreign currency.

We believe segment operating profit margin has reached a peak until revenues increase in conjunction with the economic recovery.

IFRS Results

The following table provides information about revenues and segment operating profit on an IFRS basis:

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2009	2008	2009	2008
Revenues	1,908	1,737	3,762	2,302
Segment operating profit	424	282	761	392
Segment operating profit margin	22.2%	16.2%	20.2%	17.0%

Compared to 2008 results on an IFRS basis, revenues for the three months and six months ended June 30, 2009 increased 10% and 63%, respectively, compared to the prior year periods. Excluding the effect of foreign currency, revenues for the three months and six months ended June 30, 2009 increased 18% and 75%, respectively, compared to the prior year periods. These increases were due to the acquisition of Reuters as in both periods revenues from existing businesses approximated that of the prior year. Segment operating profit for the three months and six months ended June 30, 2009 increased 50% and 94%, respectively, compared to the prior year periods primarily due to the acquisition of Reuters. The increases in segment operating profit and the related margin also reflected the realization of benefits from our integration program, as well as a favorable effect from foreign currency.

Professional division

In the first quarter of 2009, we reorganized the Professional division into three segments: Legal, Tax & Accounting and Healthcare & Science. The Tax & Accounting segment now includes certain international businesses previously reported in the Legal segment. An intellectual property business that combines Professional division-wide capabilities related to patents, trademarks and standards is now managed within the Legal segment. The Healthcare & Science segment now manages the Healthcare businesses as well as the operations of the former Scientific segment which serve the pharmaceutical, academic and government markets. Segment information for the three and six months ended June 30, 2008 was restated to reflect this organizational structure.

The following tables summarize revenues for the three and six months ended June 30, 2009 and 2008:

	Three months ended June 30,		Percentage change due to:
(millions of U.S. dollars)	2009	2008	Existing businesses	Acquired businesses	Foreign currency		Total
Revenues from ongoing businesses	1,376	1,365	2%	2%	(3%	)	1%
Revenues from disposals	11	34	n/m	n/m	n/m		n/m
Revenues	1,387	1,399	n/m	n/m	n/m		(1%	)

	Six months ended June 30,		Percentage change due to:
(millions of U.S. dollars)	2009	2008	Existing businesses	Acquired businesses	Foreign currency		Total
Revenues from ongoing businesses	2,650	2,617	3%	1%	(3%	)	1%
Revenues from disposals	15	61	n/m	n/m	n/m		n/m
Revenues	2,665	2,678	n/m	n/m	n/m		-

n/m = not meaningful.

The following table summarizes operating profit for the three and six months ended June 30, 2009 and 2008:

	Three months ended June 30,			Six months ended June 30,
(millions of U.S. dollars)	2009	2008	% Change	2009	2008	% Change
Segment operating profit from ongoing businesses	430	416	3%	743	722	3%
Segment operating profit from disposals	-	4	n/m	(6)	1	n/m
Segment operating profit	430	420	2%	737	723	2%

Segment operating profit margin for ongoing businesses	31.3%	30.5%		28.0%	27.6%
Segment operating profit margin	31.0%	30.0%		27.7%	27.0%

n/m = not meaningful.

Revenues for our Professional division decreased 1% in the three months ended June 30, 2009 as compared to the prior year. For the six months ended June 30, 2009, revenues were comparable to that of the prior year. These results include our Dialog business that was sold in July 2008 as well as our PDR (Physicians’ Desk Reference) and PLM (a provider of drug information in Latin America) businesses, which we intend to sell. We report these businesses as disposals as they do not qualify to be reported as discontinued operations. The following discussion regarding our performance is related to our ongoing businesses.

In both the three months and six months ended June 30, 2009, revenues from ongoing businesses increased 1% compared to the prior year. Excluding the effects of foreign currency, revenues from ongoing businesses in both periods increased 4% compared to the prior year. In the three months ended June 30, 2009, this increase was comprised of 2% from existing businesses and 2% from acquired businesses while, in the six months ended June 30, 2009, the increase was comprised of 3% from existing businesses and 1% from acquired businesses. The increases in revenues from existing businesses were primarily from our non-print subscription-based online products and software and services. These increases were partially offset by lower print, ancillary and other discrete revenues which have been more sensitive to the economic downturn. Revenues from acquired businesses reflected contributions from acquisition of Paisley and other tactical acquisitions.

In both the three months and six months ended June 30, 2009, segment operating profit from ongoing businesses increased 3% compared to the prior year. The related margins increased 80 basis points to 31.3% for the three-month period of 2009 and 40 basis points to 28.0% for the six-month period of 2009. For the three months ended June 30, 2009, the increases in segment operating profit and the related margin were due to a favorable impact of foreign currency, as well as the impact of efficiency programs and cost controls, partially offset by the impact of lower initial margins from acquisitions. For the six months ended June 30, 2009, the increases in operating profit and the related margin were due to favorable foreign currency.

The segment operating profit margin is expected to decrease slightly in the second half of 2009 due to a shift in revenue mix to higher-growth, but lower-margin software and services products, lower initial margins from acquisitions and investments in global expansion initiatives and technology infrastructure.

Legal

	Three months ended June 30,		Percentage change due to:
(millions of U.S. dollars)	2009	2008	Existing businesses	Acquired businesses	Foreign Currency		Total
Revenues	934	950	1%	1%	(4%	)	(2%	)
Segment operating profit	341	340					-
Segment operating profit margin	36.5%	35.8%

	Six months ended June 30,		Percentage change due to:
(millions of U.S. dollars)	2009	2008	Existing businesses	Acquired businesses	Foreign currency		Total
Revenues	1,766	1,787	1%	2%	(4%	)	(1%	)
Segment operating profit	582	573					2%
Segment operating profit margin	33.0%	32.1%

In the three months and six months ended June 30, 2009, revenues decreased 2% and 1%, respectively, compared to the prior year. Excluding the effects of foreign currency, revenues for the three months and six months ended June 30, 2009 increased 2% and 3%, respectively. Revenues from existing businesses increased 1% in both periods as a result of the following:

●
Online services revenues increased 4% in both periods compared to the prior year due to higher subscription revenues for Westlaw and other international online services. Westlaw revenues benefited from expanded content and workflow tool offerings. However, these increases were partially offset by lower revenues from ancillary database usage as law firms tightened their spending;

●
Software and services revenues decreased 4% in both periods compared to the prior year. FindLaw revenues increased due to continued demand for client development solutions. Bar review revenues also increased in the three-month period. However, these increases were offset by lower demand for certain offerings more sensitive to the weaker economic environment, including practice management, trademark searches, and consulting services; and

●
Print and CD revenues decreased 1% for the three-month period and were comparable to the prior year for the six-month period. These revenues reflected favorable timing on product shipments. In both periods, the effect of the timing of product shipments was more than offset by increased returns and cancellations. For the full year, we anticipate print and CD revenues to be lower than the prior year primarily due to lower volumes as a result of the weak economic environment.

Within our West business, revenues increased from small law firms and government agencies for both the three months and six months ended June 30, 2009 compared to the prior year periods. However, revenues from large law firms were comparable to the prior year periods reflecting cost controls by those firms, which has resulted in the lower ancillary revenues described above. Results from our intellectual property customers were mixed as increased revenues from our managed services offerings offset decreased revenues from our transaction-based trademarks business.

Segment operating profit for the three months ended June 30, 2009 was comparable to that of the prior year. For the six months ended June 30, 2009, segment operating profit increased 2% compared to the prior year. These results reflected the benefits of cost controls and efficiency initiatives begun earlier in the year. In the three months ended June 30, 2009, segment operating profit margin increases were attributable to favorable foreign currency and the effects of tight cost controls and efficiency initiatives. For the six months ended June 30, 2009, segment operating margin increases were attributable to favorable currency.

The segment operating profit margin is expected to decline in the second half of 2009 due to a less favorable revenue mix and investments in new products.

Tax & Accounting

	Three months ended June 30,		Percentage change due to:
(millions of U.S. dollars)	2009	2008	Existing businesses	Acquired businesses	Foreign currency		Total
Revenues	225	209	5%	4%	(1%	)	8%
Segment operating profit	36	34					6%
Segment operating profit margin	16.0%	16.3%

	Six months ended June 30,		Percentage change due to:
(millions of U.S. dollars)	2009	2008	Existing businesses	Acquired businesses	Foreign currency		Total
Revenues	470	436	5%	5%	(2%	)	8%
Segment operating profit	77	78					(1%	)
Segment operating profit margin	16.4%	17.9%

In both the three months and six months ended June 30, 2009, revenues increased 8% compared to the prior year. Excluding the effects of foreign currency, revenues for the three months and six months ended June 30, 2009 increased 9% and 10%, respectively. Revenues from existing businesses increased 5% in both periods as a result of the following:

●	Demand for our property tax services business as well as income tax software in the Corporate Software and Services sector;

●	Higher Professional Software and Services sales of UltraTax software and related software suites; and

●	Continued demand in the Research and Guidance sector for Checkpoint online. However, the increase in online revenues was more than offset by a decrease in revenues from print products.

Revenues from acquired businesses reflected our December 31, 2008 acquisition of Paisley, as well as other businesses acquired in 2008.

In both the three months and six months ended June 30, 2009, segment operating profit approximated that of the prior year. The related segment operating profit margin decreased primarily due to lower initial margins of acquired businesses and a shift in revenue mix to higher-growth but lower-margin software and services. We expect these factors will continue to negatively impact the segment operating margin in the second half of 2009.
Healthcare & Science

	Three months ended June 30,		Percentage change due to:
(millions of U.S. dollars)	2009	2008	Existing businesses	Acquired businesses	Foreign currency		Total
Revenues from ongoing businesses	217	206	7%	-	(2%	)	5%
Revenues from disposals	11	34	n/m	n/m	n/m		n/m
Revenues	228	240	n/m	n/m	n/m		(5%	)

	Six months ended June 30,		Percentage change due to:
(millions of U.S. dollars)	2009	2008	Existing businesses	Acquired businesses	Foreign currency		Total
Revenues from ongoing businesses	414	394	7%	-	(2%	)	5%
Revenues from disposals	15	61	n/m	n/m	n/m		n/m
Revenues	429	455	n/m	n/m	n/m		(6%	)

	Three months ended June 30,			Six months ended June 30,
(millions of U.S. dollars)	2009	2008	% Change	2009	2008	% Change
Segment operating profit from ongoing businesses	53	42	26%	84	71	18%
Segment operating profit from disposals	-	4	n/m	(6)	1	n/m
Segment operating profit	53	46	15%	78	72	8%
Segment operating profit margin for ongoing businesses	24.4%	20.4%		20.3%	18.0%
Segment operating profit margin	23.2%	19.2%		18.2%	15.8%

n/m = not meaningful.

In the three months and six months ended June 30, 2009, revenues decreased 5% and 6%, respectively, compared to the prior year. Excluding the effects of foreign currency, revenues from ongoing businesses for both the three months and six months ended June 30, 2009 increased 7%. These increases were due to continued strong demand by the payer market, particularly from Federal and Employer customers, for our decision support solutions, for which revenues increased 20% compared to the prior year period.

In both the three months and six months ended June 30, 2009, segment operating profit from ongoing businesses and the related margin increased compared to the prior year due to increased revenues and a favorable impact of foreign currency.

Corporate and Other

2009 IFRS Basis Compared to 2008 Pro Forma Basis Results

The following table details our Corporate and Other expenses for 2009 on an IFRS basis and for 2008 on a pro forma basis:

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2009	2008(1)	2009	2008(1)
Core corporate expenses	61	70	121	125
Integration program costs	107	201	195	214
Fair value adjustments	87	4	88	(16)
Total	255	275	404	323

(1)	Represents pro forma results.

In the three months ended June 30, 2009, Corporate and Other expenses decreased $20 million, or 7%, compared to the prior year. This decrease reflected lower integration program costs and core corporate expenses partially offset by fair value adjustments. In the six months ended June 30, 2009, Corporate and Other expenses increased $81 million, or 25%, compared to the prior year. This increase primarily reflected fair value adjustments in the current and prior year periods.

In both the three-month and six-month periods ended June 30, 2009, core corporate expenses reflected savings from our integration program as well as lower healthcare costs. These effects were partially offset by higher pension and share-based compensation expenses.

Integration program costs declined in both the three-month and six-month periods ended June 30, 2009 compared to the prior year. These decreases were primarily due to lower severance related charges, which were significantly higher after the closing of the Reuters acquisition in April 2008, as we immediately implemented plans to remove costs from our business. See the section entitled “Integration Program” for further discussion.

In each period in the current and prior year, Corporate and Other expenses included fair value adjustments associated with foreign currency embedded derivatives in customer and vendor contracts. These adjustments primarily reflected changes in foreign currency exchange rates between the U.S. dollar and British pound sterling, the U.S. dollar and Euro and, to a lesser extent, the Euro and British pound sterling.

IFRS Results

The following table details our Corporate and Other expenses on an IFRS basis for the periods presented:

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2009	2008	2009	2008
Core corporate expenses	61	58	121	100
Integration program costs	107	201	195	214
Reuters transaction costs	-	-	-	68
Fair value adjustments	87	(18)	88	(18)
Total	255	241	404	364

Corporate and Other expenses increased $14 million and $40 million in the three months and six months ended June 30, 2009, respectively, compared to the prior year. These increases were principally due to fair value adjustments. The increased core corporate expenses related to the timing of the Reuters acquisition and increased pension and share-based compensation expenses partially offset by lower healthcare costs.

In the six-month period of 2008, Reuters transaction costs primarily consisted of consulting costs for integration planning and close date communications, as well as expenses associated with retention programs.

In each period for the current and prior year, fair value adjustments primarily reflected foreign currency embedded derivatives in customer and vendor contracts.

LIQUIDITY AND CAPITAL RESOURCES

We expect to continue to generate significant free cash flow in 2009 because of our strong business model and diversified customer base. We also have access to a committed $2.5 billion syndicated credit facility until August 2012. In March 2009, we issued C$750 million (approximately $610 million) of long-term debt securities reflecting our continued ability to access credit markets. We believe that cash from our operations and available credit facilities will be sufficient to fund our cash dividends, debt service, capital expenditures, acquisitions in the normal course of business and possible share repurchases. We include more detail about our liquidity and capital resources below.

Financial Position

At June 30, 2009, our total assets were $35.5 billion compared to $34.6 billion at December 31, 2008. The increase in total assets is due to higher cash balances from our cash flow from operations and March 2009 debt issuance, as well as changes in foreign currency exchange rates. These effects were partially offset by depreciation and amortization.

The following table presents information related to net debt, shareholders’ equity and the ratio of net debt to shareholders’ equity as of the dates indicated:

	As at
(millions of U.S. dollars)	June 30, 2009	December 31, 2008
Current indebtedness	735	688
Long-term debt	7,255	6,783
Total debt	7,990	7,471
Swaps	(2)	57
Total debt after swaps	7,988	7,528
Remove fair value adjustments for hedges	(23)	26
Remove transaction costs and discounts included in carrying value of debt	49	47
Less: cash and cash equivalents	(1,572)	(841)
Net debt	6,442	6,760
Total shareholders’ equity	19,119	18,488
Net debt/equity ratio	0.34:1	0.37:1

The increase in total debt reflected our March 2009 issuance of C$750 million principal amount of 6.00% notes due in March 2016. Upon completion of this offering, we entered into two cross-currency swap agreements which converted the notes to US$610 million principal amount with an interest rate of 6.915%. The net proceeds from this issuance were partially used to repay C$250 million principal amount of notes that matured in June 2009, which were repaid for $184 million. The remaining net proceeds will be used to repay 2009 note maturities in August and December. At June 30, 2009, the remaining net proceeds were invested in short-term bank deposits and money market funds and reported in “cash and cash equivalents” in our statement of financial position.

We guarantee certain obligations of our subsidiaries, including borrowings by our subsidiaries under our revolving credit facility. Under our revolving credit facility discussed below, we must maintain a ratio of net debt as of the last day of each fiscal quarter to adjusted EBITDA (earnings before interest, income taxes, depreciation and amortization and other modifications described in the guarantee) for the last four quarters ended of not more than 4.5:1. We were in compliance with this covenant at June 30, 2009.

If our DLC structure is unified, upon Thomson Reuters PLC becoming a wholly-owned subsidiary of Thomson Reuters Corporation, the contractual arrangements giving effect to the DLC structure will automatically terminate. Among those arrangements are the cross guarantees by which Thomson Reuters Corporation and Thomson Reuters PLC currently guarantee all contractual obligations of the other company, and those of other parties to the extent they are guaranteed by the other company, and other obligations as agreed. However, the cross guarantees will continue to apply to obligations that came into existence prior to unification, such as our debt issued in March 2009.

In June 2008, we issued approximately $3 billion of debt securities through separate U.S. and Canadian public offerings.

Upon completion of our Canadian offering, we entered into two cross-currency interest rate swap agreements. Our notes due 2011 will pay a floating interest rate on US$593 million and our notes due 2015 will pay an interest rate of 6.25% on US$593 million. We used the net proceeds from these offerings and other resources available to us to fully repay borrowings under an acquisition credit facility drawn to finance a portion of the cash consideration for the Reuters acquisition.

The Reuters assets that we acquired included $465 million of cash. Additionally, we assumed certain financial obligations of Reuters, which included the following:

●	A revolving credit facility with £312 million outstanding, which was repaid in April 2008;

●	£63 million of commercial paper outstanding, which was repaid in the second quarter of 2008;

●
500 million Euro principal amount of debentures due 2010, for which we subsequently entered into cross-currency interest rate swap agreements whereby these debentures will ultimately pay a floating rate based on LIBOR on US$762 million;

●
250 million Euro principal amount of floating rate notes which matured and were repaid in November 2008. We entered into a cross-currency interest rate swap agreement whereby these notes were redeemed for US$398 million on maturity;

●	1 billion Japanese yen principal amount of bonds, which were repaid in June 2008; and

●	Certain derivative instruments used by Reuters to hedge the above-mentioned debentures and notes, which were settled in April 2008.

In February 2008, we repaid $400 million principal amount of notes upon their maturity.

The maturity dates for our long-term debt are well balanced with no significant concentration in any one year. At June 30, 2009, the carrying amounts of our total current liabilities exceeded the carrying amounts of our total current assets because current liabilities include deferred revenue. Deferred revenue does not represent a cash obligation, but rather an obligation to perform services or deliver products in the future. The costs to fulfill these obligations are included in our operating costs.

We monitor the financial strength of financial institutions with which we have banking and other commercial relationships, including those that hold our cash and cash equivalents as well as those which are counterparties to derivative financial instruments and other arrangements.

The following table displays the changes in our shareholders’ equity:

(millions of U.S. dollars)
Balance at December 31, 2008	18,488
Net earnings for the six months ended June 30, 2009	518
Common and ordinary share issuances	51
Effect of share-based compensation plans on paid in capital	14
Dividends declared on common and ordinary shares	(462)
Dividends declared on preference shares	(1)
Unrecognized net loss on cash flow hedges	(37)
Change in foreign currency translation adjustment	577
Actuarial losses on defined benefit pension plans	(14)
Distributions to non-controlling interests	(15)
Balance at June 30, 2009	19,119

Ratings

Creditors of Thomson Reuters Corporation and Thomson Reuters PLC that are entitled to the benefit of cross guarantees between the two parent companies have been, to the extent possible, placed in the same position as if the obligation were owed by Thomson Reuters. In light of these guarantees, each of Thomson Reuters Corporation and Thomson Reuters PLC is exposed to the credit risk of the other. Accordingly, both companies share the same credit rating.

The following table sets forth the ratings that we have received from rating agencies in respect of our outstanding securities as of June 30, 2009:

	Moody’s	Standard & Poor’s	DBRS Limited	Fitch
Long-term debt	Baa1	A-	A (low)	A-
Commercial paper	-	-	R-1 (low)	F2
Trend/Outlook	Stable	Negative	Stable	Stable

There have been no changes in our credit ratings from Moody’s, Standard & Poor’s, DBRS Limited and Fitch in 2009. We are not aware of any changes being contemplated by these rating agencies as a result of the proposed DLC unification or otherwise.

You should be aware that a rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating organization. We cannot assure you that our credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding our securities.

Hedging Program for Reuters Consideration

As the funding of the cash consideration paid to former Reuters shareholders fluctuated based on the $/£ exchange rate, we commenced a hedging program to mitigate exposure to changes in the $/£ exchange rate. In the third quarter of 2007, we paid $76 million for the purchase of several sterling call options with a cumulative notional value of £2.3 billion and various strike prices approximating $2.05/£1.00. These options expired at various dates from February to April of 2008.

Throughout April 2008, we entered into multiple short-term forward foreign exchange contracts to mitigate exposures to changes in the $/£ exchange rate. We recognized a gain of $9 million within other finance costs in our income statement associated with these agreements in the second quarter of 2008.

Additionally, after we completed the sale of Thomson Learning in 2007, we invested a portion of the proceeds in sterling-denominated money market funds and in sterling term bank deposits. These funds were utilized to fund a portion of the cash consideration paid to former Reuters shareholders.

Share Repurchase Program

We may repurchase shares from time to time as part of our capital management strategy. In connection with the proposed DLC unification, we may repurchase the equivalent of up to $500 million of our shares. Decisions regarding any future repurchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. We may repurchase shares in open market transactions on the Toronto Stock Exchange, London Stock Exchange or the New York Stock Exchange. If unification occurs, we will no longer have shares listed on the London Stock Exchange. We may elect to suspend or discontinue our share repurchases at any time, in accordance with applicable laws. Shares that are repurchased are cancelled. From time to time when we do not possess material nonpublic information about ourselves or our securities, we may enter into a pre-defined plan with our broker to allow for the repurchase of shares at times when we ordinarily would not be active in the market due to our own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with our broker will be adopted in accordance with the applicable Canadian securities law, English securities law (for so long as we have shares listed on the London Stock Exchange) and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended.

In April 2008, we commenced a $500 million share repurchase program, under which approximately 16.5 million Thomson Reuters PLC ordinary shares were ultimately repurchased through the program’s completion in July 2008. We subsequently repurchased an additional 0.9 million Thomson Reuters PLC ordinary shares at a cost of $21 million during the third quarter of 2008. We did not repurchase any Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares in the six months ended June 30, 2009. Additionally, we did not repurchase any Thomson Reuters Corporation common shares in the year ended December 31, 2008.

The following table summarizes repurchase activities for the periods indicated, which all related to Thomson Reuters PLC ordinary shares:

Three months ended	Shares repurchased	Average price per share
March 31, 2008	-	-
June 30, 2008	15,645,535	$30.59
September 30, 2008	1,737,350	$24.68
December 31, 2008	-	-
March 31, 2009	-	-
June 30, 2009	-	-

Dividend Reinvestment Plan (DRIP)

Our dividend reinvestment plan allows eligible holders of Thomson Reuters Corporation common shares who are resident in Canada, the U.S. and the U.K. to elect to have their cash dividends reinvested in additional shares. Shareholders resident in other jurisdictions may participate in the plan only if we determine that participation should be made available to those shareholders taking into account the necessary steps to comply with the laws relating to the offering and sale of our shares in those jurisdictions.

Thomson Reuters PLC shareholders who currently participate in our Thomson Reuters PLC dividend reinvestment plan must complete and sign a new participation form and return it to Computershare Trust Company of Canada (Computershare) to continue to participate in our Thomson Reuters Corporation plan following unification. Due to regulatory requirements, Computershare is unable to transfer over existing Thomson Reuters PLC dividend reinvestment plan elections. All Thomson Reuters PLC shareholders who are holders of record on August 21, 2009 will receive the dividend to be paid on September 15, 2009 in cash.

Tradeweb Partnership

In January 2008, we formed a partnership with a consortium of nine global securities dealers to seek to further expand Tradeweb, our electronic unit that is within the Markets division. The partnership utilizes Tradeweb’s established market position in creating a global multi-asset class execution venue for clients. See note 21 to our financial statements for the six months ended June 30, 2009 for additional information.

Cash Flow

Our principal sources of liquidity are cash provided by our operations, borrowings under our revolving credit facility and our commercial paper program, as well as the issuance of public debt. At June 30, 2009, there were no borrowings outstanding on our $2.5 billion revolving credit facility, which is available to provide adequate liquidity for us to repay certain future debt maturity obligations should we decide to repay these amounts through borrowings. We also had no commercial paper outstanding at June 30, 2009. Our principal uses of cash have been for debt servicing costs, debt repayments, dividend payments, capital expenditures and acquisitions. Additionally, as discussed in the section entitled “Share Repurchases,” we have occasionally also used some of our cash to repurchase outstanding shares in open market transactions.

Operating activities. For the three months ended June 30, 2009, cash provided by operating activities was approximately $1.0 billion compared to $880 million in the prior year. For the six months ended June 30, 2009, cash provided by operating activities was approximately $1.3 billion compared to approximately $1.2 billion in the prior year. The increases in cash provided were primarily a result of higher profits partially offset by unfavorable movements in working capital. Comparison between periods was affected by the mix of businesses in each period. The current year period included the acquired Reuters business. Reuters was only included in our cash flow in the prior year period after its acquisition on April 17, 2008. Further, the current year reflected higher net interest payments due to increased debt levels offset by lower tax payments and the prior year included interest income derived from funds held in anticipation of the Reuters acquisition.

Investing activities. For the three months ended June 30, 2009, cash used in our investing activities was $290 million compared to $8.4 billion in the prior year. For the six months ended June 30, 2009, cash used in our investing activities was $487 million compared to $8.5 billion in the prior year. The decreased outflow reflected lower acquisition spending as compared to the prior year, which included a payment of approximately $8.5 billion in May 2008 to satisfy the cash consideration component of the Reuters acquisition. Higher capital expenditures were incurred in our Markets division primarily for the development of common platforms for content and information delivery and integration of the acquired Reuters operations. Capital expenditures also increased in our Professional division as a result of continued development of our Westlaw platform. The six month period of 2008 also reflected proceeds from, and investment related to, the formation of our Tradeweb partnership.

Financing activities. For the three months ended June 30, 2009, cash used by financing activities was $416 million compared to $841 million in the prior year. For the six months ended June 30, 2009, cash used by financing activities was $51 million compared to $666 million provided by these activities in the prior year. These results principally reflected the timing and significantly higher level of debt-related activity associated with the Reuters acquisition in 2008.

The three-month and six-month periods of 2008 experienced significantly higher levels of proceeds and repayments of borrowings through available credit facilities, issuance of approximately $3.0 billion in long-term debt in June 2008 and repayments of assumed Reuters obligations. See the section entitled “Financial Position” for further discussion.

There were no share repurchases in 2009. In April 2008, we announced a $500 million share repurchase program, which was largely completed during the second quarter of 2008. See the section entitled “Share Repurchase Program” for further discussion.

In both the three-month and six-month periods ended June 30, 2009, dividend payments decreased compared to the prior year periods, which reflected a dividend payment to the former Reuters shareholders that was assumed in the Reuters acquisition. Excluding the assumed dividend, dividend payments to common and ordinary shareholders increased in both the three-month and six-month periods of 2009 compared to the prior year due to a greater number of outstanding shares as a result of the Reuters acquisition and Woodbridge’s participation in our DRIP in 2008.

The following table sets forth dividend-related activity:

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2009	2008	2009	2008
Dividend payable assumed	-	246	-	246
Dividends declared	230	205	462	378
Dividends reinvested	(4)	(61)	(8)	(108)
Dividends paid	226	390	454	516

Free cash flow. The following table sets forth calculations of our free cash flow for the three and six months ended June 30, 2009 and 2008:

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2009	2008	2009	2008
Net cash provided by operating activities	1,006	880	1,257	1,164
Capital expenditures, less proceeds from disposals	(268)	(239)	(466)	(356)
Other investing activities	-	(4)	(1)	(7)
Investing activities of discontinued operations	-	-	-	(7)
Dividends paid on preference shares	-	(1)	(1)	(3)
Free cash flow	738	636	789	791

Free cash flow for the three months ended June 30, 2009 increased compared to that of the prior year period primarily reflecting the mix of businesses in each period. Higher cash profits more than offset unfavorable working capital movements, higher interest payments and increased capital expenditures. Free cash flow also benefited from lower tax payments compared to the prior year.

Free cash flow for the six months ended June 30, 2009 decreased compared to that of the prior year period as greater cash from operations was more than offset by higher capital expenditures. Free cash flow in the current year period was tempered by the inclusion of the legacy Reuters businesses that traditionally have negative free cash flow in the first quarter of the year. Additionally, the prior year period included interest income derived from funds held in anticipation of the Reuters acquisition. The increase in capital expenditures reflected platform and product development initiatives.

Free cash flow for the six months ended June 30, 2009 and 2008 included $199 million and $258 million of expenditures related to our integration program, respectively.

Credit facility. We have a $2.5 billion unsecured revolving credit facility that currently expires in August 2012. We may request an extension of the maturity date under certain circumstances for up to two additional one-year periods, which the applicable lenders may accept or decline in their sole discretion. We may also request an increase, subject to approval by applicable lenders, in the amount of the lenders’ commitments up to a maximum amount of $3.0 billion. As of June 30, 2009, we had no borrowings against this facility.

We can utilize the facility to provide liquidity in connection with our commercial paper program and for general corporate purposes. Based on our current credit rating, the cost of borrowing under the agreement is priced at the London Interbank Offered Rate plus 19 basis points (or plus 24 basis points on all borrowings when line utilization exceeds 50%). If our long-term debt rating was downgraded by Moody’s or Standard & Poor’s, our facility fee and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our credit facility fees and borrowing costs. The agreement contains certain customary affirmative and negative covenants, each with customary exceptions. The financial covenant related to this agreement is described in the “Financial Position” subsection above. We monitor the lenders that are party to our syndicated credit agreement. We believe that they continue to be willing and able to lend under the agreement.

Debt shelf registration. In December 2008, we filed a new shelf prospectus that allows us to issue up to $3 billion principal amount of debt securities from time to time through January 2011. To date, we have issued approximately $610 million principal amount of debt securities under this prospectus.

Off-Balance Sheet Arrangements, Commitments and Contractual Obligations. For a summary of our other off-balance sheet arrangements, commitments and contractual obligations, please see our management’s discussion and analysis for the year ended December 31, 2008. There were no material changes to these other arrangements, commitments and obligations during the six months ended June 30, 2009.

Contingencies

Lawsuits and Legal Claims

In February 2008, a purported class action complaint alleging violations of U.S. federal antitrust laws was filed in the United States District Court for the Central District of California against West Publishing Corporation, d/b/a BAR/BRI and Kaplan Inc. In April 2008, this case was dismissed with prejudice. The plaintiffs have appealed this dismissal.

Other

The section entitled “Risks arising from Financial Instruments” in note 16 to our consolidated financial statements for the year ended December 31, 2008 contains a discussion of the risks that we face with respect to financial instruments.

In addition to the matter described in this “Contingencies” section, we are engaged in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against us, including the matter described above, is subject to future resolution, including the uncertainties of litigation. Based on information currently known by us and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on our financial condition, taken as a whole.

Uncertain Tax Positions

We are subject to taxation in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for taxation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. We maintain provisions for uncertain tax positions that we believe appropriately reflect our risk with respect to tax matters under active discussion, audit, dispute or appeal with tax authorities, or which are otherwise considered to involve uncertainty. We review the adequacy of these provisions at each balance sheet date. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made. In April 2008, upon the completion of a routine tax audit for the years 2003 to 2005, the Internal Revenue Service notified us that it would challenge certain positions taken on our tax returns. We do not believe that any material impact will result from this challenge.

Please also see our management’s discussion and analysis for the year ended December 31, 2008 for a summary of our uncertain tax positions.

OUTLOOK

Based on the current environment in the markets we serve, we reaffirm our previous outlook that revenues are expected to grow in 2009 and underlying operating margin and free cash flow (adjusted for certain timing-related items) will be comparable to 2008.

Our outlook excludes the impact of changes in foreign currency exchange rates.

RELATED PARTY TRANSACTIONS

As of August 7, 2009, Woodbridge had a voting interest in Thomson Reuters of approximately 55%, based on the issued share capital of Thomson Reuters Corporation and Thomson Reuters PLC. Under the DLC structure, holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares ordinarily vote together as a single decision-making body, including in the election of directors, and in that sense have voting interests in Thomson Reuters.

Transactions with Woodbridge

From time to time, in the normal course of business, Woodbridge and certain of its affiliates purchase some of our products and service offerings. These transactions are negotiated at arm’s length on standard terms, including price, and are not significant to our results of operations or financial condition either individually or in the aggregate.

In the normal course of business, certain of our subsidiaries charge a Woodbridge-owned company fees for various administrative services. In 2008, the total amount charged to Woodbridge for these services was approximately $330,000.

We purchase property and casualty insurance from third party insurers and retain the first $500,000 of each and every claim under the programs via our captive insurance subsidiary. Woodbridge is included in these programs and pays us a premium commensurate with its exposures. These premiums were approximately $80,000 in 2008, which would approximate the premium charged by a third party insurer for such coverage.

We maintained an agreement with Woodbridge until April 17, 2008 (the closing date of the Reuters acquisition) under which Woodbridge agreed to indemnify up to $100 million of liabilities incurred either by our current and former directors and officers or by our company in providing indemnification to these individuals on substantially the same terms and conditions as would apply under an arm’s length, commercial arrangement. We were required to pay Woodbridge an annual fee of $750,000, which was less than the premium that would have been paid for commercial insurance. We replaced this agreement with a conventional insurance agreement. We are entitled to seek indemnification from Woodbridge for any claims arising from events prior to April 17, 2008 and made within a six-year run-off period following that date.

Transactions with Affiliates and Joint Ventures

We enter into transactions with our investments in affiliates and joint ventures. These transactions involve providing or receiving services and are entered into in the normal course of business and on an arm’s length basis.

We and The Depository Trust & Clearing Corporation each have a 50% interest in Omgeo, a provider of trade management services. Omgeo pays us for use of a facility and technology and other services. For the six months ended June 30, 2009, these services were valued at approximately $5 million.

We and Shin Nippon Hoki Shuppan K.K. each own 50% of Westlaw Japan K.K., a provider of legal information and solutions to the Japanese legal market. We provide the joint venture with technology and other services, which were valued at approximately $2 million for the six months ended June 30, 2009.

Our Tradeweb Markets business provides services, including use of its trading platform and various back office functions, to the Tradeweb New Markets business established in 2008, and in which it has a 20% ownership stake. For the six months ended June 30, 2009, we recognized revenues of $9 million related to these services.

In connection with the acquisition of Reuters, we assumed a lease agreement with 3XSQ Associates, an entity now owned by Thomson Reuters and Rudin Times Square Associates LLC that was formed to build and operate the 3 Times Square property and building in New York, New York that now serves as our corporate headquarters. We follow the equity method of accounting for our investment in 3XSQ Associates. The lease provides us with over 690,000 square feet of office space until 2021 and includes provisions to terminate portions early and various renewal options. Our costs related to 3XSQ Associates for the six months ended June 30, 2009 were approximately $18 million for rent, taxes and other expenses.

Other transactions

In February 2005, we entered into a contract with Hewitt Associates Inc. (Hewitt) to outsource certain human resources administrative functions in order to improve operating and cost efficiencies. Under the current contract terms, we expect to pay Hewitt an aggregate of approximately $165 million over a 10-year period that began in 2006. In 2008, we paid Hewitt $11 million for its services. Steven A. Denning, one of our directors and chairman of the board’s Human Resources Committee, was a director of Hewitt until February 2009. Mr. Denning has not participated in negotiations related to the contract and has refrained from deliberating and voting on the matter by the Human Resources Committee and the board of directors.

SUBSEQUENT EVENTS

On August 7, 2009, Thomson Reuters shareholders approved the proposal to unify our dual listed company structure from two parent companies to one parent company. If U.K. court approval is obtained later in August 2009, we expect unification to close on September 10, 2009.

ACCOUNTING POLICIES

On July 23, 2009, we filed amended financial statements for the three months ended March 31, 2009 to restate these statements to reflect our accounting policies under IFRS, with effect from January 1, 2008. Those amended financial statements represent the initial presentation of our results and financial position under IFRS. Our annual financial statements for the year ended December 31, 2009 will be the first annual period which we report under IFRS. Periods prior to January 1, 2008 have not been restated.

See notes 1, 2 and 3 to our financial statements for the six months ended June 30, 2009 for information on our adoption of IFRS including a detailed discussion regarding our significant accounting policies, application of critical accounting estimates and judgments, and recent accounting pronouncements.

Additionally, note 27 to our financial statements for the six months ended June 30, 2009 contains a detailed description of our conversion to IFRS, including a line-by-line reconciliation of our financial statements previously prepared under Canadian GAAP to those under IFRS for the six months ended June 30, 2008 and our statement of financial position as of December 31, 2008.

ADDITIONAL INFORMATION

Depreciation and Amortization of Computer Software by Segment

The following table details the total of depreciation and amortization of computer software by segment for the three and six months ended June 30, 2009 and for the three and six months ended June 30, 2008 on both IFRS and pro forma basis. Amounts have been restated to be on a comparable basis to our 2009 segment presentation.

	Three months ended June 30,			Six months ended June 30,
			Pro Forma Basis			Pro Forma Basis
(millions of U.S. dollars)	2009	2008	2008	2009	2008	2008
Markets division	(133)	(142)	(154)	(297)	(184)	(314)
Professional division
Legal	(65)	(65)	(65)	(128)	(125)	(125)
Tax & Accounting	(19)	(13)	(13)	(38)	(27)	(27)
Healthcare & Science	(20)	(16)	(16)	(37)	(28)	(28)
Corporate and Other	(5)	(3)	(3)	(10)	(4)	(4)
Disposals	-	(1)	(1)	(1)	(3)	(3)
Total	(242)	(240)	(252)	(511)	(371)	(501)

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of the end of the period covered by this management’s discussion and analysis, have concluded that our disclosure controls and procedures are effective to ensure that all information that we are required to disclose in reports that we file or furnish under the U.S. Securities Exchange Act and applicable Canadian securities law is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and Canadian securities regulatory authorities and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. We have considered our recent adoption of IFRS in our internal and disclosure control processes.

Internal Control over Financial Reporting

Our recent conversion to IFRS from Canadian GAAP impacts the way we present our financial results. We have evaluated the impact of the conversion on our accounting and financial reporting systems and we have updated the requisite systems to enable our reporting of historical Canadian GAAP information related to our initial IFRS adoption and for future periods to be reported under IFRS.

As a result of our acquisition of Reuters on April 17, 2008, we expanded our internal controls over financial reporting to include consolidation of the Reuters results of operations, as well as acquisition accounting and disclosures. Additionally, in 2008, as part of our integration program, we migrated certain legacy financial processing systems to company-wide software as well as transferred various workflows to shared service centers. In connection with the software implementation and transfer of workflows from the legacy systems, we modified the design and documentation of our internal control processes and procedures.

As we execute our integration program across our organization through 2011, we anticipate that additional business information systems will be consolidated and related workflow processes will be migrated as legacy shared service center environments mature into a single global business services organization. There was no change in our internal control over financial reporting that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Share Capital

As of August 7, 2009, we had outstanding 647,807,358 common shares of Thomson Reuters Corporation, 181,229,241 ordinary shares of Thomson Reuters PLC, 6,000,000 Thomson Reuters Corporation Series II preference shares, 16,833,173 Thomson Reuters Corporation stock options and a total of 7,167,442 Thomson Reuters Corporation restricted share units and performance restricted share units. Additionally, we had 1,172,133 Thomson Reuters PLC options outstanding under our Save-as-you-earn employee stock purchase plan.

A Reuters Founders Share has also been issued by each of Thomson Reuters Corporation and Thomson Reuters PLC which enables Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Reuters Trust Principles. Thomson Reuters Corporation and Thomson Reuters PLC have also each issued a special voting share to a special voting trust so that shareholders of the two companies can ordinarily vote together as a single decision-making body. Thomson Reuters Corporation has issued an equalization share to Thomson Reuters PLC in connection with Thomson Reuters Corporation’s support obligations under the DLC structure.

If unification closes, all of the issued and outstanding Thomson Reuters PLC ordinary shares will either be cancelled or transferred to Thomson Reuters Corporation pursuant to a transfer election alternative and Thomson Reuters PLC shareholders will receive, for each Thomson Reuters PLC ordinary share held, one Thomson Reuters Corporation common share and Thomson Reuters PLC will become a wholly-owned subsidiary of Thomson Reuters Corporation. In addition, shortly after a unification closing, the special voting shares, the Reuters Founders Share issued by Thomson Reuters PLC and the equalization share issued by Thomson Reuters Corporation will be redeemed and cancelled.

Public Securities Filings and Regulatory Announcements

You may access other information about Thomson Reuters, including our 2008 annual report (which contains information required in an annual information form) and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC at www.sec.gov. Information that we announce in the United Kingdom through RNS, a Regulatory Information Service (including this management’s discussion and analysis and our financial statements) is available on our website, www.thomsonreuters.com, as well as in our filings and submissions with the Canadian securities regulatory authorities and the SEC. If unification occurs, we will no longer announce information through RNS.

This management's discussion and analysis and our consolidated financial statements for the six months ended June 30, 2009 together constitute a half-yearly financial report for the purposes of the Disclosure and Transparency Rules of the U.K. Financial Services Authority. The half-yearly financial report has not been audited or reviewed by our auditors pursuant to the Auditing Practices Board guidance on Review of Interim Financial Information but our auditors have performed a review of our unaudited interim consolidated financial statements for the six months ended June 30, 2009 in accordance with Canadian generally accepted standards for review engagements.

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

This management’s discussion and analysis, in particular the sections entitled “Outlook”, and “Integration Program”, includes forward-looking statements that are based on certain assumptions and reflect our current expectations. Forward-looking statements are those that are not historical facts and also include our expectations about future prospects. Forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are discussed in the “Risk Factors” section of our 2008 annual report. Additional factors are discussed in our materials filed with the securities regulatory authorities from time to time. All information that is not historical in nature disclosed in this management’s discussion and analysis is deemed to be a forward-looking statement. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law, rule or regulation.

APPENDIX A

RECONCILIATION OF UNAUDITED PRO FORMA INFORMATION UNDER CANADIAN GAAP TO UNDER IFRS

Basis of presentation

We have restated our previously reported unaudited pro forma information for 2008 under Canadian GAAP to reflect our adoption of IFRS. Our pro forma financial information has been compiled from the underlying IFRS basis financial information of Thomson Reuters Corporation included in the accompanying financial statements for the six months ended June 30, 2009. The underlying financial information of Reuters was compiled from its internal records.

Our pro forma information:

●	was not audited;

●
was prepared on a basis as though the Reuters acquisition closed on January 1, 2007 and is for informational purposes only, and because of its nature, addresses a hypothetical situation and, therefore, does not represent our actual results;

●	contains adjustments based on information current as of our management’s discussion and analysis for the year ended December 31, 2008;

●
was calculated in a manner consistent with the preparation of the unaudited pro forma information included in Appendix A of our management’s discussion and analysis for the year ended December 31, 2008, except for the effect of our adoption of IFRS; and

●
was not adjusted to reflect any matters not directly attributable to the Reuters acquisition. No adjustment, therefore, was made to periods prior to the closing date (April 17, 2008) for actions which have or may be taken upon completion of the acquisition, such as any of our integration plans.

Reconciliations of Unaudited Pro Forma Information

The following tables reconcile our unaudited pro forma information for the six months ended June 30, 2008 under Canadian GAAP to that under IFRS. We also provide an additional analysis describing the reconciling items affecting pro forma operating profit for the period.

Six months ended June 30, 2008

(millions of U.S. dollars)
Canadian GAAP accounts	Pro forma information under Canadian GAAP	IFRS adjustments and reclassifications	Remove IFRS retrospective purchase price allocation	IFRS effect on pro forma adjustments	Pro forma information under IFRS	IFRS accounts
Revenues	6,696	11	-	-	6,707	Revenues
Cost of sales, selling, marketing, general and administrative expenses	(5,084)	12	(25)	(4)	(5,101)	Operating expenses
Depreciation	(470)	146	9	74	(241)	Depreciation
	-	(204)	14	(70)	(260)	Amortization of computer software
Amortization	(258)	23	(25)	-	(260)	Amortization of other intangible assets
Impairment of assets held for sale	(72)	(17)	-	-	(89)	Impairment of assets held for sale
Operating profit	812	(29)	(27)	-	756	Operating profit

(millions of U.S. dollars)	Six months ended June 30, 2008
Pro forma operating profit under Canadian GAAP	812

Differences:
IFRS adjustments:
Employee benefits	10
Share-based payments	4
Revenues	8
Impairments	(19)
Business combinations	(33)
Discontinued operations	1

Remove IFRS retrospective purchase price allocation included above	(27)

Pro forma operating profit under IFRS	756

In the above tables, the caption “IFRS adjustments and reclassifications” represents changes made to Canadian GAAP information to reflect our adoption of IFRS. See note 27 to our financial statements for the six months ended June 30, 2009 for details of these changes.

Our previously reported pro forma information was compiled applying the final Reuters purchase price allocation retrospectively from January 1, 2007. Retrospective application was also made in converting our Canadian GAAP results to IFRS. Since our pro forma information already accounted for this application, we have removed this adjustment, which is contained within the caption “Business combinations” in the pro forma operating profit reconciliations above.

In the tables above, the caption “IFRS effect on pro forma adjustments” represents changes made to the Canadian GAAP information of standalone Reuters for the pre-acquisition period January 1, 2008 to April 16, 2008 and other adjustments in the calculation of pro forma information, as if this information was prepared under IFRS as applied by Thomson Reuters.

Pro Forma Adjusted Earnings Under IFRS

The table below presents a reconciliation of pro forma underlying operating profit to pro forma adjusted earnings from continuing operations for the three months and six months ended June 30, 2008. In 2008, we calculated our pro forma adjusted earnings by deducting from pro forma underlying operating profit certain normally recurring items appearing below operating profit on the income statement. Additionally, we deducted costs associated with our integration program as well as earnings attributable to non-controlling interests and dividends declared on preference shares.

(millions of U.S. dollars, except as otherwise indicated and except per share data)	Three months ended June 30, 2008(1)	Six months ended June 30, 2008(1)
Underlying operating profit	713	1,302
Adjustments:
Integration program costs	(201)	(214)
Net interest expense (calculated as pro rata $450 million annualized)	(112)	(225)
Income taxes (calculated using an estimated effective tax rate of 25%)	(67)	(151)
Earnings attributable to non-controlling interests	(4)	(6)
Dividends declared on preference shares	(1)	(3)
Adjusted earnings from continuing operations	328	703
Adjusted earnings per share from continuing operations	$0.39	$0.84

Weighted average common and ordinary shares outstanding (in millions)	836.5	837.3

(1)	This calculation has been restated to be comparable to our 2009 presentation of disposals.

Weighted average common and ordinary shares outstanding reflected the actual reported diluted weighted average common and ordinary shares outstanding adjusted as if the approximately 194 million Thomson Reuters PLC shares issued to Reuters shareholders on April 17, 2008 were outstanding from the beginning of the period presented, as well as the effect of the approximately 34 million Reuters Group PLC share options assumed as part of the acquisition.

APPENDIX B

QUARTERLY INFORMATION (UNAUDITED)

The following table presents a summary of quarterly consolidated operating results for Thomson Reuters. Because our IFRS adoption is effective as of January 1, 2008, our 2007 quarterly information is presented on a Canadian GAAP basis. Accordingly, our quarterly information for 2009 and 2008 may not be comparable to that for 2007.

Quarter ended March 31,	Quarter ended June 30,	Quarter ended September 30,	Quarter ended December 31,
	2009	2008	2009	2008	2008	2007	2008	2007
(millions of U.S. dollars, except per share amounts)	IFRS	IFRS	IFRS	IFRS	IFRS	Canadian GAAP	IFRS	Canadian GAAP

Revenues	3,131	1,840	3,293	3,133	3,339	1,796	3,395	2,033
Operating profit	376	228	475	254	553	310	633	410
Earnings from continuing operations	189	193	323	160	417	314	550	311
Earnings (loss) from discontinued operations, net of tax	4	2	2	(6)	(11)	2,655	16	123
Net earnings	193	195	325	154	406	2,969	566	434
Earnings attributable to common and ordinary shares	190	193	315	150	404	2,968	560	432

Dividends declared on preference shares	(1)	(2)	-	(1)	(1)	(1)	(1)	(2)

Basic earnings per share
From continuing operations	$0.22	$0.30	$0.38	$0.20	$0.50	$0.49	$0.66	$0.48
From discontinued operations	0.01	-	-	(0.01)	(0.01)	4.14	0.02	0.19
	$0.23	$0.30	$0.38	$0.19	$0.49	$4.63	$0.68	$0.67

Diluted earnings per share
From continuing operations	$0.22	$0.29	$0.38	$0.20	$0.50	$0.49	$0.65	$0.48
From discontinued operations	0.01	0.01	-	(0.01)	(0.01)	4.12	0.02	0.19
	$0.23	$0.30	$0.38	$0.19	$0.49	$4.61	$0.67	$0.67

Prior to the acquisition of Reuters, our revenues and operating profits from continuing operations were proportionately the smallest in the first quarter and the largest in the fourth quarter, as certain product releases were concentrated at the end of the year, particularly in the regulatory and healthcare markets. Costs were incurred more evenly throughout the year. Our operating margins historically increased as the year progressed. For these reasons, performance was not comparable quarter to consecutive quarter and was best considered on the basis of results for the whole year or by comparing results in a quarter with the results in the same quarter for the previous year. As Reuters revenues and profits have not historically fluctuated as significantly throughout the year, and because we disposed of our former Learning business in 2007, which was a highly seasonal business, the seasonality of our revenues and operating profits is now less pronounced. However, performance remains not comparable quarter to consecutive quarter and is best considered on the basis of results for the whole year or by comparing results in a quarter with the results in the same quarter for the previous year.

Results for Reuters are included in our financial statements as of April 17, 2008, the closing date of the acquisition, and reflect the continuing costs of our integration program thereafter. All quarters ended prior to and including the quarter ended March 31, 2008 reflect the results of Thomson only.

In the quarter ended June 30, 2008, operating profit and earnings from continuing operations reflected an impairment of assets held for sale. In the quarter ended March 31, 2008, operating profit and earnings reflected expenses associated with the Reuters transaction. In the quarter ended September 30, 2007, earnings from discontinued operations reflected a gain on the sale of Thomson Learning’s higher education, careers and library reference businesses.